UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Barnes & Noble Education, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

06777U101

(CUSIP Number)

Outerbridge Capital Management, LLC

767 Third Avenue, 11th Floor

New York, New York 10017

(347) 493-0350

Andrew Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 25, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Outerbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,132,753
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,132,753
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,132,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

OO, IA

2

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Outerbridge Special Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,132,753
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,132,753
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,132,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Outerbridge Special Opportunities GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,132,753
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,132,753
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,132,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

OO, HC

4

CUSIP No. 06777U101

1	NAME OF REPORTING PERSON

Rory Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,132,753
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,132,753
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,132,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IN, HC

5

CUSIP No. 06777U101

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The funds for the purchase of the Common Stock beneficially owned by Outerbridge Capital, Outerbridge Special Opportunities, Outerbridge Special GP and Mr. Wallace came from the working capital of Outerbridge Special Opportunities. No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The aggregate purchase price of the 5,132,753 shares of Common Stock owned by Outerbridge Special Opportunities is approximately $11,805,332.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons remain both committed to their investment in the Issuer and deeply enthusiastic about its prospects. Since Outerbridge Capital’s initial investment in the Spring of 2019, the Issuer has undergone a strategic review, added two new directors to its Board, weathered (without equity dilution) the storm of a once-in-a-lifetime pandemic, struck a strategic partnership with eCommerce and licensed merchandise leaders Fanatics, Inc. and Lids Inc., recruited a senior executive from Amazon, Inc. to run its Digital Student Solutions unit, and grown its valuable First Day and bartleby® product lines aggressively. The Reporting Persons commend management and the Board for their work on these and other initiatives.

The Reporting Persons believe that the Issuer has assembled a compelling set of products and partnerships serving both students and institutions, and that demand for the Issuer’s solutions has and will continue to structurally accelerate as a result of changes in the higher education ecosystem. The Reporting Persons further believe that a credible path exists for the Issuer to be valued in the multiple billions of dollars as its strategic growth initiatives attain scale.

Despite the Reporting Persons’ view that the Issuer remains significantly undervalued, we deemed it to be prudent and in the best interests of the Reporting Persons’ fund to take advantage of a unique liquidity event to rebalance the Reporting Persons’ position, and envision remaining long-term shareholders of the Issuer. No Outerbridge Capital principals reduced their interest in Outerbridge Special Opportunities as a result of the transactions described above.

The Reporting Persons are excited to continue their productive relationship with management and the Board, and look forward to BNED’s inaugural Investor Day on June 30th.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 51,378,913 shares of Common Stock outstanding, as of February 26, 2021, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on March 9, 2021.

6

CUSIP No. 06777U101

A.	Outerbridge Capital
(a)	As the investment manager to Outerbridge Special Opportunities, Outerbridge Capital may be deemed the beneficial owner of the 5,132,753 shares owned by Outerbridge Special Opportunities.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,132,753
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,132,753

(c)	The open market transactions in the securities of the Issuer on behalf of the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Outerbridge Special Opportunities
(a)	As of the close of business on June 25, 2021, Outerbridge Special Opportunities beneficially owned 5,132,753 shares.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,132,753
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,132,753

(c)	The open market transactions in the securities of the Issuer on behalf of the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Outerbridge Special GP
(a)	As the general partner of Outerbridge Special Opportunities, Outerbridge Special GP may be deemed the beneficial owner of the 5,132,753 shares owned by Outerbridge Special Opportunities.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,132,753
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,132,753

7

CUSIP No. 06777U101

(c)	The open market transactions in the securities of the Issuer on behalf of the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Rory Wallace
(a)	As the managing member of each of Outerbridge Capital and Outerbridge Special GP, Mr. Wallace may be deemed the beneficial owner of the 5,132,753 shares owned by Outerbridge Special Opportunities.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,132,753
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,132,753

(c)	The open market transactions in the securities of the Issuer on behalf of the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

On June 23, 2021, immediately prior to their initial sale, the shares referenced in the transactions set forth on Schedule A were transferred internally from Outerbridge Special Opportunities to investment accounts managed by Outerbridge Capital (the “Accounts”).

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

8

CUSIP No. 06777U101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2021

OUTERBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES FUND, LP

By:	Outerbridge Special Opportunities GP, LLC, its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES GP, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

/s/ Rory Wallace
RORY WALLACE

9

CUSIP No. 06777U101

SCHEDULE A

Transactions in the Securities of the Issuer by the Reporting Persons During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

OUTERBRIDGE CAPITAL MANAGEMENT, LLC
(By the Accounts)

Sale of Common Stock	(108,444)	$9.5476	06/23/2021
Sale of Common Stock	(83,435)	$9.2793	06/24/2021
Sale of Common Stock	(942,161)	$8.8904	06/25/2021